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                               July 2, 2020

       Andrew Poole
       Chief Executive Officer
       Delwinds Insurance Acquisition Corp.
       c/o Ellenoff Grossman & Schole LLP
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Delwinds Insurance
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 9,
2020
                                                            CIK 0001812360

       Dear Mr. Poole:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 9, 2020

       Exclusive Forum for Certain Lawsuits, page 127

   1. We note that your exclusive forum provision does not apply to actions arising under the
                                                        Securities Act or
Exchange Act. Please ensure that the exclusive forum provision in the governing documents
states this clearly, or tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Securities
                                                        Act or Exchange Act.
 Andrew Poole
FirstName   LastNameAndrew    Poole
Delwinds Insurance   Acquisition Corp.
Comapany
July 2, 2020NameDelwinds Insurance Acquisition Corp.
July 2,2 2020 Page 2
Page
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction